UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE FILES ANNUAL FINANCIAL STATEMENTS,

MDA AND FORM 20-F

For Immediate Release

Vancouver, British Columbia – May 2, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital asset exchange platform, blockchain development services and distributed ledger technology company today announced the filing of the Dec 31, 2016 audited annual financial statements, MDA and Form 20-F on both Sedar (https://sedar.com) and Edgar (https://sec.gov) .

The Company is currently developing several new technologies for the Digatrade Core 2.0 Digital Asset Trading Platform https://digatrade.com , and seeking additional new opportunities and partners for growth as Bitcoin (BTC) continues to increase in value with a market capitalization now exceeding $23.5B and a new all- time trading high of US$1481 as of May 2, 2017.

Please email inquiries to info@digatrade.com to receive more details of the new Digatrade OTC Trade Desk service; additional information will be provided as it materializes.

a)

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6C-2Z6 Canada

T: +1(604) 200-0071

F: +1(604) 200-0072

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: May 2, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO